EXHIBIT 12.    STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING

OPERATIONS TO FIXED CHARGES

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

	Years Ended December 31,

	2001	2000	1999	1998	1997

Consolidated pretax income from continuing operations before extraordinary item	$3,552.1	$3,858.7	$3,245.4	$2,665.0	$2,901.1

Interest from continuing operations and other fixed charges	208.1	225.4	213.1	198.3	253.1

Less interest capitalized during the period from continuing operations	(61.5)	(43.1)	(29.3)	(17.0)	(20.4)

Earnings	$3,698.7	$4,041.0	$3,429.2	$2,846.3	$3,133.8

Fixed charges(1)	$208.1	$225.4	$213.2	$200.5	$256.8

Ratio of earnings to fixed charges	17.8	17.9	16.1	14.2	12.2

(1)	Fixed charges include interest from continuing operations for all years presented and preferred stock dividends for 1997 through 1999.